SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C.  20549
          - - - - - - - - - - - - - - - - - - - - - - - - - - - -
                              SCHEDULE 14D-9
          - - - - - - - - - - - - - - - - - - - - - - - - - - - -

                   SOLICITATION/RECOMMENDATION STATEMENT
                      PURSUANT TO SECTION 14(D)(4) OF
                    THE SECURITIES EXCHANGE ACT OF 1934
           - - - - - - - - - - - - - - - - - - - - - - - - - -

             Great Eastern Energy and Development Corporation
             ------------------------------------------------
                         (Name of Subject Company)

             Great Eastern Energy and Development Corporation
             ------------------------------------------------
                   (Name of Person(s) Filing Statement)

                        COMMON STOCK Par Value $.10
                        ---------------------------
                      (Title of Class of Securities)
            - - - - - - - - - - - - - - - - - - - - - - - - - -

                             390323    10    3
                   -------------------------------------
                   (CUSIP Number of Class of Securities)
           - - - - - - - - - - - - - - - - - - - - - - - - - - -

             Great Eastern Energy and Development Corporation
                 5990 Greenwood Plaza Boulevard, Suite 127
                  Greenwood Village, Colorado  80111-4708
                               (303)773-6016
                    Attn:  Donald G. Jumper, President

     (Name, Address and Telephone Number of Person Authorized to Receive Notice and Communications on Behalf of the Person(s) Filing Statement)
               - - - - - - - -- - - - - - - - - - - - - - - - - -

                                 COPY TO:
                         Dennis O. Laing, Esquire
               Beale, Balfour, Davidson & Etherington, P.C.
                   701 East Franklin Street, Suite 1200
                            Richmond, VA 23219
                               (804)788-1500
                                    and
                           Ivan Diamond, Esquire
                     Greenebaum Doll & McDonald, PLLC
                         3300 National City Tower
                           Louisville, KY 40202
                               (502)587-3534
- - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - -
- - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - -
- - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - -
- - - - - - - - - - - - - - - - - - - - - -

Item 1.  Security and Subject Company:

     This statement relates to the common stock, $.10 par value, of Great Eastern Energy and Development Corporation (the Company ). The executive offices of the Company are located at 5990 Greenwood Plaza Boulevard, Suite 127, Greenwood Village, Colorado 80111.

Item 2.  Tender Offer of the Bidder:

     The tender offer to which the statement relates is one being made by Caprito Gas Corporation ( Caprito ), a Texas Corporation, with offices at 500 W. Texas, Suite 955, Midland, Texas, 79701.

Item 3.  Identity and Background:

     A. The name and  business  address of the person  filing this  statement is
Great  Eastern  Energy  and  Development   Corporation,   5990  Greenwood  Plaza
Boulevard, Suite 127, Greenwood Village, Colorado 80111-4708.

     B. In the latter part of 1994 the Company's Board directed management to make an assessment of options available to the Company to maximize shareholder value. On September 26, 1994, the Company retained the services of Kirkpatrick Energy Associates, Inc. ( Kirkpatrick ), an investment banking firm, to evaluate options available to the Company to maximize Shareholder value including the possible sale or merger of the Company. Kirkpatrick undertook to canvas its extensive network for parties who could have an interest in such a transaction with the Company. During the latter part of 1995 and through 1996 preliminary discussions were held with a number of interested parties identified by Kirkpatrick. None of these discussions yielded any offer or proposed transaction supported by a viable financial plan satisfactory to the Board. The Company's agreement with Kirkpatrick was formally terminated on October 26, 1995.

     In early January, 1997, management was approached by Kevin O. Butler, the sole principal of Caprito expressing an interest in a possible acquisition of the Company. After Mr. Butler obtained a financial commitment in the spring of 1997, negotiations for a sale of the Company began in earnest. There followed several meetings and numerous telephone conferences between management and representatives of Caprito with the goal of fashioning a proposal that would be acceptable to the Board. On June 12, 1997, the Executive Committee of the Board of Directors met with counsel. As a result of that meeting, management was asked to meet with Caprito s representatives and formulate a proposal that could be presented to the entire Board. On June 16,1997, the Board met, with counsel in attendance, and approved a standstill agreement under which in the Company agreed for a period ending June 26, 1997, not to solicit proposals competitive to Caprito s to allow Caprito to complete its due diligence. The Company also agreed to pay Caprito a break up fee of $30,000 in the event that the Company accepted another offer during the standstill period.

     On June 26, 1997, the Company entered into a letter of intent with an affiliate of Caprito, Kevin O. Butler & Associates, Inc. The letter of intent contemplates that Caprito would make the tender offer. The tender offer filed on Form 14D-1 contains the following significant provisions:

     1. Caprito will pay $.22 cash per share for any and all the outstanding shares of Great
          Eastern Energy and Development Corporation
          Common Stock. The tender offer will be in full compliance with Securities and Exchange regulations and shall file with the Securities and Exchange Commission no later than July 11, 1997. Caprito has provided the Company with a commitment from Texas Commerce Bank to fund the acquisition of all the outstanding shares of the Company at $.22 per share.

     2. Subject to receipt of a fairness opinion, in the event that the Board declines to recommend acceptance of the tender offer to be filed on Form 14D-1 or takes any action to nullify the tender offer of Caprito such as a merger, or accepts another offer or if Caprito fails to receive 80% or more of the shares in response to the tender offer, the Company will pay to Caprito a break-up fee of $75,000.00.

     3. In the event that Caprito fails to consummate the tender offer for reasons other than failure to obtain a minimum of 80% of the outstanding stock or acceptance by the Company of a competing offer, Caprito will forfeit
          $75,000 which was placed in escrow as a good faith down payment on June 26, 1997.

     4. In the 14D-1 Caprito proposes to follow a successful tender offer with a cashout merger of the Company with Caprito or an affiliate of Caprito. The shareholders of the Company who did not tender their shares during the tender offer will receive cash of $.22 in the merger, the same consideration to be received by the tendering shareholders in the Tender Offer.

          This second transaction affecting the non tendering shareholders will enable Caprito to obtain 100% of the outstanding common stock of the Company.

     In response to the proposal from Caprito, the Company retained the services of Huddleston & Co., Inc., ( Huddleston ), to assess the proposal in terms of its fairness to the stockholders from a financial point of view.

     On July 11, 1997, Huddleston formally issued a fairness opinion to the Company opining that the Caprito tender offer was fair to the shareholders from a financial point of view.

     On July 15, 1997, the Board of Directors met with its counsel and representatives from Huddleston to consider its response to the Caprito offer. After due consideration and deliberation the Board unanimously decided to recommend the Caprito proposal to the shareholders.

Item 4.  The Solicitation or Recommendation:

     The Board of Directors of Great Eastern Energy and Development Corporation is advising the shareholders of the Company to accept the tender offer being made by Caprito. All members of the Board, officers of the Company, and William
T. Young, a shareholder owning approximately 30% of the currently outstanding shares, intend to tender all of their shares in response to Caprito s tender offer.

     The Board has based its recommendation on a number of factors including the following:

     1. The offer by Caprito represents a premium above the historical trading range of the Company's stock. In recent weeks there have been isolated trades of the Company's stock in small volumes for a price as high as $.25 per share. On July 10, 1997, the bid price was $.17 and the asked price was $.25. Because the Company's stock is thinly traded these sporadic trades may not be indicative of prices that could be obtained in a more liquid market.

     2. In its capacity as financial advisor to the Company, Huddleston has opined that the tender offer being made by Caprito is fair to the shareholders from a financial standpoint.

     3. Since late 1994, the Company has actively sought out acquirors and merger partners. These efforts continued though 1995 and 1996 resulting in preliminary discussions with numerous interested parties without success. In each case this was due to the failure of such parties to present a financially viable plan acceptable to the Board. With the filing of its tender offer, Caprito has received a loan commitment from Texas Commerce Bank for the total funding needed to acquire 100% of the outstanding stock at $.22 per share.

     4. As an independent oil and gas company lacking the financial resources of major and larger oil and gas companies, the Company has found itself at a disadvantage in competing for the limited financing available for acquisition, exploration, and development of oil and gas properties. The Board believes that to remain viable in the future it is likely that a substantial infusion of capital will be required to expand exploratory and development operations. In this environment the Board believes that the best interest of the shareholders is served by a cash sale of the Company at this time.

Item 5.  Persons Retained, Employed or to be Compensated:

     A. In connection with the negotiation with Caprito the Company retained the services of Huddleston which has provided the Company with an opinion as to the fairness of the offer to the shareholders. Huddleston will be compensated in the amount of $4,000.00 for providing its fairness opinion.

     B. In October of 1996, the Board of Directors adopted a severance policy obligating the Company to pay to the chief executive officer, twice his annual salary of $70,000 or One Hundred Forty Thousand Dollars in the event that there is a change in control of the Company and the chief executive officer is not retained as an employee by the Company upon completion of the tender. It is anticipated that Mr. Jumper will terminate his employment with the Company and receive the severance benefit.

Item 6.  Recent Transactions and Intent with Respect to Securities:

     A. To the best knowledge of the Company there are no transactions in the securities referred to in Item 1 which were effected during the past 60 days by the Company or by any executive officer, director, affiliate, or subsidiary of the Company.

     B. To the best knowledge of the Company, the executive officers and directors of the Company and a major shareholder controlling 30% of the Company's outstanding shares intend to tender all of their shares in response to the bidder's offer.

Item 7.  Certain Negotiations and Transactions by the Subject Company:

     A. Except as set forth above, the Company is not engaged in any negotiation in response to the tender offer which relates to or would result in (i) an extraordinary transaction, such as a merger or reorganization, involving the Company or any subsidiary of the Company; (ii) a purchase, sale or transfer of a material amount of assets by the Company or any subsidiary of the Company; (iii) a tender offer for or other acquisition of securities by or for the Company; or
(iv) any material change in the present capitalization or dividend policy of the Company.

     B. Except as described above, there are no transactions, Board resolutions, agreements in principle or signed contracts in response to the tender offer that would relate to or would result in one or more of the events referred to in Item 7A of this Statement.

Item 8.  Additional Information to be Furnished:  Not applicable.

Item 9.  Material to be Filed as Exhibits:

     1. Letter of Kevin O. Butler and Associates, Inc., an affiliate of Caprito Gas Corporation to Great Eastern Energy and Development Corporation dated June 26, 1997.

     2.  Huddleston Fairness Opinion dated July 11, 1997.

     3. Information Statement pursuant to Rule 14f-1 promulgated under the Securities and Exchange Act of 1934.

     After reasonable inquiring and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                              DATE: July 22,1997


                              GREAT EASTERN ENERGY AND
                              DEVELOPMENT CORPORATION


                              \s\ Donald G. Jumper
                              --------------------
                              Donald G. Jumper, President